Exhibit 99.58

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Skeena Resources Limited (the “Company”) Suite 650 – 1021 West Hastings Street Vancouver, British Columbia V6E 0C3

Item 2	Date of Material Change

November 17, 2020

Item 3	News Release

The news release announcing the material change was issued and disseminated through Globe Newswire on November 17, 2020 and filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”).

Item 4	Summary of Material Change

On November 17, 2020, the Company announced that it had closed its previously announced overnight marketed public offering. The Company issued 19,574,468 common shares of the Company (the “Common Shares”), including 2,553,191 Common Shares issued in connection with the exercise in full of the over-allotment option granted to the Underwriters (as defined below) in connection with the offering, at a price of C$2.35 per Common Share for gross proceeds of C$46.0 million.

Item 5.1	Full Description of Material Change

On November 11, 2020, the Company announced that it had entered into an underwriting agreement with a syndicate of underwriters co-led by Raymond James Ltd. and Canaccord Genuity Corp., and including Clarus Securities Inc., Sprott Capital Partners LP and RBC Dominion Securities Inc. (the “Underwriters”), to sell 17,021,277 Common Shares at a price of C$2.35 per Common Share for upsized gross proceeds of C$40.0 million (the “Offering”). In addition, the Company granted the Underwriters an option to purchase additional Common Shares on the same terms as the Offering for up to 15% of the Common Shares sold in the Offering to cover overallotments (the “Over-Allotment Option”), exercisable within 30 days of the date of closing of the Offering. The Offering closed on November 17, 2020 and the Over-Allotment Option was exercised in full, resulting in total gross proceeds to the Company of C$46.0 million.

The Common Shares were offered pursuant to a final prospectus supplement dated November 11, 2020 to the Company’s short form base shelf prospectus dated November 4, 2020. The Common Shares were offered in each of the provinces of Canada, except Québec. The Common Shares were sold to U.S. buyers on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended, and other jurisdictions outside of Canada provided that no prospectus filing or comparable obligation arises.

The Company listed the Common Shares on the Toronto Stock Exchange.

The net proceeds of the Offering will be used by the Company to fund exploration and development activities at the Eskay Creek Project and Snip Gold Project, and for general administrative and corporate purposes.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, please contact Walter Coles, Jr., President and CEO, Tel No: (604) 684-8725.

Item 9	Date of Report

November 27, 2020